PepcoHoldings, Inc.

701 Ninth Street NW
Washington, DC 20068
24-Hour Media Phone (202) 872-2680
www.pepcoholdings.com
NYSE: POM

NEWS RELEASE

For Immediate Release
May 1, 2003

Media Contact: Robert Dobkin   (202) 872-2680
Investor Relations: Ernie Bourscheid (202) 872-2797

PHI ELECTS DENNIS WRAASE CEO;

JOHN DERRICK TO RETIRE

Pepco Holdings, Inc. (PHI) (NYSE:POM) announced today that the PHI Board of Directors has elected Dennis R. Wraase President and Chief Executive Officer, succeeding John M. Derrick, Jr. as CEO, effective June 1, 2003.   Derrick will continue to serve as Chairman of the Board until his retirement at the time of PHI's 2004 Annual Meeting.

Wraase is currently President and COO of PHI and, prior to the formation of PHI as a result of the merger between Pepco and Conectiv last year, he held the same positions with Pepco.

The Board's decision will provide for the orderly transition of leadership that has been a hallmark of Pepco for many years.

Derrick's career with PHI / Pepco has spanned more than four decades. He joined Pepco in 1961 and has been a member of the Board of Directors since 1994. He has held numerous executive positions at Pepco and has served as CEO since 1997. Derrick became Chairman and CEO of PHI in 2002 at the time of the Pepco – Conectiv merger.

Wraase joined Pepco in 1974 and was elected Vice President and Comptroller in 1985. He was named Senior Vice President and Chief Financial Officer in April 1996, Executive Vice President and CFO in 1999, and President in 2000. He has been a member of the Board of Directors since 1998. Prior to joining Pepco, Wraase worked for Exxon Corporation where he held various financial positions in the Controller's organization. A native Washingtonian, Wraase graduated from the University of Maryland, receiving a Bachelor of Science degree in accounting. He also holds a master of science in finance from the George Washington University and is a Certified Public Accountant. Wraase is an Executive Board Member of the National Capital Area Council Boy Scouts of America, and was awarded the Silver Beaver in 1993. He is a member of the Federal City Council and serves on the Boards of Directors of the Southeastern Electric Exchange, Association of Edison Illuminating Companies, Washington Performing Arts Society, and the Washington Hospital Center.

Wraase acknowledged Derrick's leadership as Chairman and CEO during a period of significant change in Pepco's history. "John Derrick skillfully guided Pepco through the merger with Conectiv and has positioned the new company, PHI, to succeed in a dramatically changed energy marketplace."

Said Derrick, "Throughout his career, Dennis Wraase has been forward thinking and innovative in anticipating the changing business environment. We have worked closely together for many years and I am confident that PHI is in capable hands."

Pepco Holdings, Inc. is a diversified energy company with headquarters in Washington, D.C. Its principal operations consist of Pepco and Conectiv Power Delivery, which deliver 50,000 gigawatt-hours of power to more than 1.8 million customers in Washington, Delaware, Maryland, New Jersey and Virginia. PHI engages in regulated utility operations by delivering electricity and natural gas, and provides competitive energy and energy products and services to residential and commercial customers.

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